Exhibit 99.16

PRESS RELEASE

FOR IMMEDIATE RELEASE

NURAN WIRELESS Reports First Quarter

2025 Financial Results

Quebec, QC, Canada, May 29th, 2025 – NuRAN Wireless Inc. (“NuRAN” or the “Company”) (CSE: NUR) (OTC: NRRWF) (FSE: 1RN), a leading supplier of mobile and broadband wireless infrastructure solutions, is pleased to announce its financial results for the quarter ended March 31, 2025.

Highlights of the Company’s financial results for the three months ended March 31, 2025, include the following:

●	Revenue of $2,209,079 compared to $572,727, for the three months ended March 31, 2025, an increase of 285%, with approximately 75% attributable to the increase in Network as a Service (‘‘NaaS’’) revenue.

●	Gross profit of $1,898,380 (86%) for the three months ended March 31, 2025, compared to $ 45,488 (8%) in 2024, an improvement of $1,852,892 or 4073%.

●	Total expenses of $3,564,436 compared to $2,811,458 for the three months ended March 31, 2024, an increase of 27% mainly due to increased financial expenses related to short term debt service costs to support the Cygnum Capital facility.

●	Net Loss of $1,689,530 compared to $2,355,685 for the three months ended March 31, 2025, a decrease of 28%.

Although EBITDA is a non-GAAP measure, NuRAN is encouraged by the ability of NaaS revenues in Cameroon and elsewhere to cover group operating costs with new capital being raised to continue to build and generate cash. Management reports that the company has reached positive Earnings Before Interest, Tax, Depreciation and Amortization (EBITDA) for its first quarter of operations in 2025. Financial expenses include $1.6 million of interest as well as $246k of non-cash forex charges. In addition, administrative expenses include $66,458 of depreciation and amortization expenses. Adding these back leads to positive Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA) of just over $450k or 20% of revenue.

“Building new sites and improving network performance demonstrate the progress in expanding connectivity to rural and underserved areas. While challenges remain, the Company is encouraged by the current growth and operational achievements, which are expected to support its ongoing financing strategy,” stated Francis Letourneau, President and CEO of NuRAN Wireless Inc.

PRESS RELEASE

Highlights from the Quarter and Recent Announcements Include:

●	On January 10, 2025, NuRAN announced that it has received the full payment of an outstanding balance of arrears from its Mobile Network Operator (MNO) partner in Cameroon for an amount of approx. CA$ 788,000.

●	On February 28, 2025, The Company announced that it has received approval for the second drawdown of US$ 1.05M from the Facility for Energy Inclusion (“FEI”), a fund managed by Cygnum Capital. This follows the first drawdown of US$ 2.5M received on July 16, 2024, as part of the US$ 5M loan facility agreement announced on April 26, 2024.

●	On March 3, 2025, NuRAN announced the successful delivery and installation of 20 network sites in rural Africa in the month of February 2025. This milestone aligns with NuRAN’s strategic growth objectives as set out on February 10, 2025, and our commitment to expanding mobile connectivity in underserved regions.

●	On April 2, 2025, NuRAN announced 20 new network sites in rural Africa in the month of March 2025. NuRAN previously targeted 42 new sites for the month of March.

About NuRAN Wireless:

NuRAN Wireless is a leading rural telecommunications company that meets the growing demand for wireless network coverage in remote and rural regions around the globe. With its affordable and innovative scalable solutions of 2G, 3G, and 4G technologies, NuRAN Wireless offers a new possibility for more than one billion people to communicate effectively over long distances efficiently and affordably. “Bridging the Digital Divide, One Connection at a Time.”

Additional Information:

For further information about NuRAN Wireless: www.nuranwireless.com

Francis Létourneau,

Director and CEO

Francis.letourneau@nuranwireless.com
Tel: (418) 264-1337

Frank Candido

Investor relations

Frank.candido@nuranwireless.com

Tel: (514) 969-5531

Neither the Canadian Securities Exchange nor its Market Regulator (as defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

PRESS RELEASE

Forward Looking Statements

This news release contains forward-looking statements and forward-looking information (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian securities laws. All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “may”, “will”, “project”, “should” or similar words, including negatives thereof, suggesting future outcomes. Forward looking statements are subject to both known and unknown risks, uncertainties and other factors, many of which are beyond the control of NuRAN, that may cause the actual results, level of activity, performance or achievements of NuRAN to be materially different from those expressed or implied by such forward looking statements, including but not limited to management’s business strategy for 2025. Although NuRAN has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements are not a guarantee of future performance and involve a number of risks and uncertainties, some of which are described herein. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause NuRAN’’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and, except as required by law, neither NuRAN assumes no obligation to publicly update or revise such statements to reflect new information, subsequent or otherwise. Accordingly, readers should not place undue reliance on forward looking information. Other factors which could materially affect such forward-looking information are described in the risk factors in the Company’s most recent annual management’s discussion and analysis that is available on the Company’s profile on SEDAR at www.sedar.com.